# THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

**A MEMBER OF THE LALBHAI GROUP**

03 JUN -4 AM 7:21


03022457

May 22, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

82-3708

Dear Sirs,

Pursuant to clause 19 & 41 of the Listing Agreement, we hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday, 29th May,2003 to consider and approve the Audited Annual Accounts of the Company for the financial year ended on 31st March, 2003 and recommendation of dividend, if any, on Equity and Preference Shares.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Asst. Company Secretary



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